SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NiCE Cognigy is the Sole Vendor Recognized as Customers’ Choice in the 2025 Gartner® Peer Insights™ Voice of the Customer for Enterprise Conversational AI Platforms, dated February 3, 2026.
99.2          NiCE Unveils The Agentic AI CX Frontline Report, Delivering First Quantifiable Evidence of AI-First Customer Experience at Scale, dated February 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Alon Levy
Name:	Alon Levy
Title:	Vice President, General Counsel and Corporate Secretary

Dated: March 6, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NiCE Cognigy is the Sole Vendor Recognized as Customers’ Choice in the 2025 Gartner® Peer Insights™ Voice of the Customer for Enterprise Conversational AI Platforms, dated February 3, 2026.
99.2          NiCE Unveils The Agentic AI CX Frontline Report, Delivering First Quantifiable Evidence of AI-First Customer Experience at Scale, dated February 12, 2026.